UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                   ENVIRONMENTAL INFRASTRUCTURE HOLDINGS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294081 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael D. Parrish
                      President and Chief Executive Officer
                   Environmental Infrastructure Holdings Corp.
                        200 Barr Harbor Drive, Suite 400
                           West Conshohocken, PA 19428
                                 (866) 629-7646

                                -with a copy to-
                             Graham R. Laub, Esquire
                               Dilworth Paxson LLP
                         1500 Market Street, Suite 3500E
                             Philadelphia, PA 19102
                                 (215) 575-7277
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 7, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|. Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

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Schedule 13D
-----------------------------------------------------------------------------------------------------------------------------

CUSIP No.     294081 104

------------- ---------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              Michael D. Parrish
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)   |X|
              (See Instructions)

                                                                                                (b)   |_|
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (See Instructions)
              OO
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)    |_|


------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------- ---------------------------------------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
NUMBER OF SHARES              7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 9,388,580
REPORTING PERSON WITH
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              8            SHARED VOTING POWER
                                           0
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              9            SOLE DISPOSITIVE POWER
                                           9,388,580
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              10           SHARED DISPOSITIVE POWER
                                           0
----------------------------- ------------ ----------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,388,580
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|


-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               22.5%
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (See Instructions)
               IN
-------------- --------------------------------------------------------------------------------------------------------------


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Schedule 13D
-----------------------------------------------------------------------------------------------------------------------------

CUSIP No.     294081 104

------------- ---------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              Kurt M. Given
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   |X|
              (See Instructions)

                                                                                                  (b)   |_|
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (See Instructions)
              OO
------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     |_|


------------- ---------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------- ---------------------------------------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
NUMBER OF SHARES              7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 5,445,256
REPORTING PERSON WITH
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              8            SHARED VOTING POWER
                                           0
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              9            SOLE DISPOSITIVE POWER
                                           5,445,256
----------------------------- ------------ ----------------------------------------------------------------------------------
----------------------------- ------------ ----------------------------------------------------------------------------------
                              10           SHARED DISPOSITIVE POWER
                                           0
----------------------------- ------------ ----------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,445,256
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)   |_|


-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.0%
-------------- --------------------------------------------------------------------------------------------------------------
-------------- --------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (See Instructions)
               IN
-------------- --------------------------------------------------------------------------------------------------------------



Item 1.           Security and Issuer.
                  --------------------
This Schedule 13D relates to shares of common stock, $0.0001 par value per share of Environmental Infrastructure Holdings Corp., a Delaware corporation ("EIHC"), with its principal executive office at 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

Item 2.           Identity and Background
                  -----------------------

(a), (b), (c) and (f)
This statement is filed jointly by Michael D. Parrish ("Mr. Parrish") and Kurt M. Given ("Mr. Given"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428. Mr. Parrish is currently the President, Chief Executive Officer and Chairman of the Board of Directors of EIHC and certain affiliates of EIHC (as further described in Item 4 below). Mr. Given is currently the President and Chief Executive Officer of Equisol, LLC, a Pennsylvania limited liability company and an indirect subsidiary of EIHC, and is a director of EIHC (as further described in Item 4 below). Each of the Reporting Persons is a citizen of the United States of America.

(d) and (e)
During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------
On December 7, 2009, 9,388,580 and 5,445,256 shares of EIHC were issued to Mr. Parrish and Mr. Given, respectively, as consideration for the Acquisition described in Item 4 herein below and in exchange for their respective membership interests in Equisol, LLC. The Reporting Persons did not pay any cash consideration for the Shares.

Item 4.           Purpose of Transaction.
                  -----------------------
On December 7, 2009, EIHC and its wholly owned subsidiary, XIOM Corp. ("XIOM"), entered into that certain Membership Interest Purchase Agreement (the "Purchase Agreement ") dated as of December 7, 2009, by and among EIHC, XIOM, and each of the persons who held membership interests (collectively, the "Sellers") in Equisol, LLC ("Equisol"). Pursuant to the Purchase Agreement, EIHC acquired all of the issued and outstanding membership interests of Equisol, and in exchange, the Sellers received shares of common stock of EIHC representing forty percent (40%) of the issued and outstanding shares of the common stock of EIHC on a fully diluted basis (the "Acquisition"). The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase agreement furnished as Exhibit 10.1 hereto.

In connection with the Acquisition and immediately prior thereto, XIOM reorganized its operations into a holding company structure (the
"Reorganization") whereby XIOM became a direct wholly owned subsidiary of EIHC pursuant to an Agreement and Plan of Merger pursuant to Section 251(g) of the Delaware General Corporation Law (the "Merger Agreement") dated as of December 7, 2009, by and among EIHC, XIOM and EIHC Merger Co. ("Merger Sub").

To effect the Reorganization, XIOM formed EIHC as a wholly owned subsidiary, which in turn formed Merger Sub as a wholly owned subsidiary. Pursuant to the Merger Agreement, Merger Sub then merged with and into XIOM (the "Merger"), with XIOM being the surviving entity. In the Merger, each share of the common stock of Merger Sub issued and outstanding immediately prior to the Merger and held by EIHC was converted into and exchanged for a share of XIOM common stock, par value $0.0001 (an "XIOM Common Share"), and Merger Sub's corporate existence ceased. Each XIOM Common Share issued and outstanding immediately prior to the Reorganization converted into and was exchanged for one common share, par value $0.0001 per share, of EIHC (an "EIHC Common Share"), having the same rights, powers, preferences, qualifications, limitations and restrictions as the stock being converted and exchanged. Immediately after the Merger, EIHC Common Shares existing prior to the Merger were cancelled.

In connection with the Acquisition, EIHC entered into an Employment Agreement dated as of December 7, 2009 (the "Employment Agreement") with Mr. Parrish, the President and CEO of Equisol and a Seller under the Purchase Agreement. Under the terms of the Employment Agreement, Mr. Parrish became the President and CEO of EIHC and also became the Chairman of the Board of Directors of EIHC. Mr. Given became a director of EIHC.

The Reporting Persons intends to regularly evaluate EIHC's business, prospects and financial condition, the market price for EIHC's securities, other opportunities available to them and general market, industry and economic conditions. The Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, sell some or all of their shares in EIHC on the open market, in privately negotiated transactions, in underwritten offerings or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in:

         (a) The acquisition by any person of additional securities of the EIHC, or the disposition of securities of EIHC;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EIHC or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of EIHC or any of its subsidiaries;
         (d) Any change in the present Board of Directors or management of EIHC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
         (e) Any material change in the present
             capitalization or dividend policy of EIHC;
         (f) Any other material
             change in EIHC's business or corporate structure;
         (g) Changes in EIHC's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EIHC by any person;

         (h) Causing a class of securities of EIHC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of EIHC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------
(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons may be found in rows 11 and 13 of the Cover Pages of this Schedule 13D, which hereby are incorporated by reference.

(b) The powers that the Reporting Persons have relative to the shares of EIHC's common stock discussed herein may be found in rows 7 through 10 of the Cover Pages of this Schedule 13D, which hereby are incorporated by reference. The shares held by the Reporting Persons are "restricted shares" as defined in Rule 144 of the Securities Act of 1933, as amended.

(c) Except as described in Item 4 above, neither Reporting Person has effected any transaction in the class of securities reported on during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of Issuer.
        --------------------

As a condition to the closing of the Acquisition, EIHC and XIOM was required to raise a total of $1,500,000 in capital for working capital purposes of EIHC, of which $705,000 was due and payable at the closing of the Acquisition. The remaining $795,000 is due and payable within sixty (60) days after the closing of the Acquisition; provided that if the second payment is not paid within such 60-day period, Sellers shall be entitled to: (i) additional shares of common stock of EIHC on a fully diluted basis with a value equal to $795,000 or (ii) an additional twenty-five percent (25%) of the issued and outstanding shares of common stock of EIHC on a fully diluted basis, whichever is greater. Approximately, $35,000 of the second payment has been received.

Item 7.           Material to be Filed as Exhibits.
                  ----------------------------------
Exhibit No.                Description
-----------                -----------
10.1                       Membership Purchase Agreement, dated as of December
                           7, 2009, by and among Environmental Infrastructure
                           Holdings Corp., XIOM Corp., and the sellers party thereto

99.1 Joint Filing Agreement, dated as of December 7, 2009, by and between Michael D. Parrish and Kurt M. Given

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 17, 2009


                                                 /s/      Michael D. Parrish
                                                 -------------------------------
                                                 Michael D. Parrish



                                                 /s/      Kurt M. Given
                                                 -------------------------------
                                                 Kurt M. Given

                                  EXHIBIT INDEX



Exhibit Number    Description
--------------------------------------------------------------------------------

10.1 Membership Purchase Agreement, dated as of December 7, 2009, by and among Environmental Infrastructure Holdings Corp., XIOM Corp., and the sellers party thereto

99.1 Joint Filing Agreement, dated as of December 7, 2009, by and between Michael D.Parrish and Kurt M. Given

                                                                    EXHIBIT 10.1


                     MEMBERSHIP INTEREST PURCHASE AGREEMENT

         This Membership Interest Purchase Agreement (this "Agreement") made as of the 7th day of December 2009, by and among Environmental Infrastructure Holdings Corp., a Delaware corporation ("Parent"), and XIOM Corp., a Delaware corporation ("XIOM"; Parent and XIOM are sometimes singularly and collectively referred to as the "Buyer"), each with a location at 78 Lamar Street, West Babylon, NY 11704, each of the members of Equisol, LLC, a Pennsylvania limited liability company (the "Company"), identified on Schedule A of the Disclosure Letter (defined herein) (each such member, a "Seller;" and together, the "Sellers") and the holders of certain convertible notes issued by the Company (the "Noteholders") set forth on the signature pages hereto.

         WHEREAS, Parent and XIOM are parties to that certain Agreement and Plan of Merger pursuant to 251(g) of the Delaware General Corporation Law dated as of the date hereof pursuant to which Parent became the holding company of XIOM and is the surviving public entity;

         WHEREAS, Sellers own all of the issued and outstanding membership interests of the Company;

         WHEREAS, Buyer desires to acquire all of the issued and outstanding membership interests of the Company from Sellers; and

         WHEREAS, Sellers desire to sell all of the issued and outstanding membership interests in the Company to Buyer and in consideration therefore, receive certain shares of common stock in Parent;

         NOW, THEREFORE, in consideration of the agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I

                                 THE TRANSACTION

         1.1 Purchase and Sale of Membership Interests.
             -----------------------------------------
At Closing (defined herein), Sellers shall sell, transfer and deliver to Parent, and Parent shall acquire all of the issued and outstanding membership interests of the Company, free and clear of all liens, pledges, encumbrances, charges and claims thereon (collectively, "Encumbrances"), and, in exchange, Parent shall sell, transfer and deliver to Sellers, and Sellers shall acquire their respective shares of capital stock of Parent (as further described herein), free and clear of all Encumbrances. Certificates evidencing the Sellers' shares in Parent and or other evidence of ownership where stock certificates are simultaneously being issued or evidence of shares in book-entry form, will be delivered to the Sellers at Closing.

         1.2 Purchase Price.
             ---------------
Following the sale, transfer and delivery to Parent by Sellers of all of the Sellers' membership interests of the Company, and in consideration therefor, Buyer shall, at Closing:

                  (a) Issue to each Seller the number of shares set forth next to each Seller's name on Schedule A of the Disclosure Letter, whi1.ch, together with the shares to be issued at Closing pursuant to Section 1.3 hereof, shall represent forty percent (40%) of the issued and outstanding shares of common stock of Parent on a fully diluted basis after giving effect to the equity issuance set forth in Section 1.2(b) hereof (the "Issued Shares"), the value of which shall represent the purchase price of the membership interests of the Company (the "Purchase Price");

                  (b) Raise capital in an amount no less than $1,500,000 net in the form of new common equity of which $705,000 shall be due and payable at Closing (the "First Capital Installment") and the remaining $795,000 shall be due and payable within sixty
                  (60) days after the Closing (the "Second Capital Installment"); provided that, if the Second Capital Installment is not paid within such 60-day period, Sellers shall be entitled to: (i) additional shares of common stock of Parent on a fully diluted basis with a value equal to the amount of the Second Capital Installment or (ii) an additional twenty-five percent (25%) of the issued and outstanding shares of common stock of Parent on a fully diluted basis, whichever is greater. The funds from the capital raise shall be used for working capital purposes of Buyer and its subsidiaries.

                  (c) Any and all net proceeds from the sale of PDIR, LLC, a subsidiary of the Company, shall be distributed to the Sellers, and Buyer shall not be entitled to any rights to or interests in such proceeds.

         1.3      Conversion and Repayment of Options and Notes.
                  ---------------------------------------------

                  (a) Within 60 days after closing, each outstanding option identified in Section 2.2 of the Disclosure Letter (defined herein) shall be converted into the Parent's option on the Parent options' structure terms and conditions.

                  (b) At Closing, (i) the outstanding convertible note identified in Section 2.2 of the Disclosure Letter shall be deemed converted solely into the right to receive the number of shares of common stock of Parent set forth opposite such Noteholder's name, and (ii) the principal balance of the other convertible notes identified in
                           Section 2.2 of the Disclosure Letter shall be paid to each holder thereof, and all other obligations of the Company with respect to all such convertible notes shall be terminated. Sellers have caused the Company to obtain all instruments, consents and amendments, if any, to the terms of the convertible notes that are necessary to give effect to the provisions of this
                           Section 1.3(b).

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

         Except as set forth in the Disclosure Letter (the "Disclosure Letter") delivered herewith by Sellers to Buyer (which Disclosure Letter shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article II), each Seller, severally and not jointly, represents and warrants to such Seller's knowledge (except with respect to Section 2.5 and 2.21 and except with respect to Michael D. Parrish and Kurt M. Given (the "Principals")) to Buyer the following (and Buyer, in executing, delivering and consummating this Agreement, has relied and will rely upon the correctness and completeness of each of such representations and warranties):

         2.1 Valid Corporate Existence; Qualification.
             -----------------------------------------
The Company is a limited liability company duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania. The Company has the limited liability company power to carry on its business as now conducted and to own its assets. The Company is qualified to conduct business in each jurisdiction that is required to be so qualified or licensed, except where the Company's failure or inability to so qualify to do business would not have a material adverse effect on the Company, and its assets, properties or business. A copy of the Company's Operating Agreement, as amended to date, has been delivered to Buyer.

         2.2 Capitalization.
             ---------------
The membership interests of the Company consist of 20,000,000 Class A and 20,000,000 Class B authorized membership units, of which 12,277,868 Class A membership units (including the shares to be issued at Closing pursuant to Section 1.3 hereof) and 1,267,820 Class B membership units are issued and outstanding. All of such membership interests are duly authorized and validly issued and outstanding, fully paid and non-assessable. Except as set forth in
Section 2.2 of the Disclosure Letter, there are no subscriptions, options, warrants, rights or calls or other commitments or agreements to which the Company is a party or by which it is bound, calling for the issuance, transfer, sale or other disposition of any class of securities of the Company. There are no outstanding securities of the Company convertible or exchangeable, actually or contingently, into units of membership interests or any other securities of the Company.

         2.3 Subsidiaries.
             -------------
The Company has two (2) subsidiaries. PDIR, LLC, the Company's equipment sales division is not part of the purchase price and shall not be part of the sale. Any and all proceeds from the sale of PDIR, LLC shall be excluded from any of the Company's financials and combined efforts with the Buyer.

         2.4 Consents.
             ---------
There are no consents of governmental and other regulatory agencies, foreign or domestic, and of other parties required to be received by or on the part of the Company or such Seller to enable it to enter into and carry out this Agreement in all material respects.

         2.5 Authority; Binding Nature of Agreement; Title to the Membership
             ---------------------------------------------------------------
Interests, etc.
---------------
Such Seller has the power to enter into this Agreement and to carry out such Seller's obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the members of the Company. This Agreement constitutes the valid and binding obligation of such Seller and is enforceable against such Seller in accordance with its terms. Such Seller individually represents and warrants to Buyer that such Seller is, the sole record and beneficial owner of the membership interests of the Company set forth opposite such Seller's name on Schedule A of the Disclosure Letter, held by such Seller, free and clear of all Encumbrances. Such Seller further represents and warrants to Buyer that such Seller has good and marketable title to such Seller's membership interests of the Company and subject to pertinent federal and state rules and regulations, pertaining to the sale of unregistered securities, the absolute and unqualified right to sell, transfer and deliver the membership interests in the Company to Buyer.

         2.6 Books and Records.
             ------------------
The Company's unaudited financial statements for the years ended December 31, 2008 and December 31, 2007, which have been delivered to Buyer, have been derived from the books and records of the Company. Such books and records of the Company are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with consistent past business practices of the Company.

         2.7      Liabilities.
                  -----------
As at June 30, 2009, (the "the Company Balance Sheet Date")and as of the date hereof, the Company had no material debts, liabilities or obligations, contingent or absolute, other than those debts, liabilities and obligations reflected or reserved against in the Company's balance sheet at the Company Balance Sheet Date, except those arising in the ordinary and usual course of its business.

         2.7a Actions Since the Company Balance Sheet Date.
              --------------------------------------------
Except as otherwise expressly provided or set forth in, or required by, this Agreement, since the Company Balance Sheet Date, the Company has not: (i) issued or sold, or agreed to issue or sell any of its membership units or options, warrants, rights or calls to purchase such units, any securities convertible or exchangeable into such units or other securities, or effected any subdivision or other recapitalization affecting its membership units; except that certain employees of the Company have been issued membership units of the Company in lieu of a salary since the Company Balance Sheet Date; (ii) made any wage or salary increases or granted any bonuses, other than wage and salary increases. and bonuses granted in accordance with its normal salary increase and bonus policies; (iii) mortgaged, pledged or subjected to any

Encumbrance any of its properties or assets, or permitted any of its property or assets to be subjected to any Encumbrance, except in the ordinary and usual course of business; (iv) sold, assigned or transferred any of its properties or assets, except in the ordinary and usual course of business; (v) entered into any transaction or course of conduct not in the ordinary and usual course of business other than the transactions contemplated by this Agreement; (vi) waived any rights of substantial value, or canceled, modified or waived any indebtedness for borrowed money held by it, except in the ordinary and usual course of business; (vii) declared, paid or set aside any dividends or other distributions or payments on its membership units, or redeemed or repurchased, or agreed to redeem or repurchase, any of its membership units; (viii) made any loans or advances to any person, or assumed, guaranteed, endorsed or otherwise became responsible for the obligations of any person; or (ix) incurred any indebtedness for borrowed money (except for endorsement, for collection or deposit of negotiable instruments received in the ordinary and usual course of business and for advances made by the Principals in respect of certain Company expenses).

         2.8 Adverse Developments.
             ---------------------
Since the Company Balance Sheet Date, there have been no material adverse changes in the assets, properties, operations or financial condition of the Company, and no event has occurred other than in the ordinary and usual course of business which could be reasonably expected to have a materially adverse effect upon the business of the Company. There is no development of a nature that is, or which could be reasonably expected to have a materially adverse effect upon the respective business of the Company or upon any of its assets, properties, operations or financial condition, including, without limitation, the loss of any licenses or permits, suppliers, customers or employees, which loss would be of a materially adverse nature.

         2.9 Taxes.
             -------
A true and complete copy of the Federal income tax return on Form 1120 for the Company as filed with the Internal Revenue Service for the fiscal years ending December 31, 2008 and 2007, will be delivered to Buyer if requested (each, a "Tax Return"). Each Tax Return was prepared in conformity with information contained in the books and records of the Company and the information contained therein is accurate in all material respects. All taxes, including, without limitation, income, property, sales, use, franchise, capital stock, excise, added value, employees' income withholding, social security and unemployment taxes imposed by the United States, any state or any foreign country, or by any other taxing authority, which have or may become due or payable by the Company and all interest and penalties thereon, whether disputed or not, have been paid in full or adequately provided for by reserves shown in its books of account; all deposits required by law to be made by the Company or with respect to estimated income, franchise and employees' withholding taxes have been duly made; and all tax returns, including estimated tax returns, required to be filed have been duly filed or an extension thereof has been duly filed in a timely manner. No extension of time for the assessment of deficiencies for any year is in effect. No deficiency is proposed or threatened against the Company. The federal and state income tax returns of the Company have not been audited.

         2.10 Ownership of Assets; Trademarks, etc.
              -------------------------------------
The Company owns and has good and marketable title to all of its assets, properties and businesses(including all assets reflected in the Company Balance Sheets, except as the same may have been disposed of in the ordinary course of business since the Company Balance Sheet Date), free and clear of all Encumbrances, except as set forth in Section 2.10 of the Disclosure Letter.

         2.11 Litigation; Compliance with Law.
              ---------------------------------
Except as set forth in Section 2.11 of the Disclosure Letter, there are no actions, suits, proceedings or, to the knowledge of the Principals, governmental investigations relating to the Company or its properties, assets or business pending or, to the knowledge of the Principals, threatened, or any order, injunction, award or decree outstanding, against the Company or against or relating to its properties, assets or business. To the knowledge of the Principals, the Company is not in violation of any law, regulation, ordinance, order, injunction, decree, award, or other requirement of any governmental body, court or arbitrator applicable to the Company, the violation of which would have a material adverse effect on the Company.

         2.12     Real Property.
                  --------------
The Company does not own fee simple title in or to any real property.

         2.13 Agreements and Obligations; Performance.
              ----------------------------------------
Section 2.13 of the Disclosure Letter sets forth a list of all material agreements to which the Company is a party (the "Listed Agreements").
Other than the Listed Agreements, the Company is not party to, or bound by any:
(i) written or oral agreement or other contractual commitment, understanding or obligation which involved aggregate payments or receipts in excess of $10,000 (except for open purchase and sales orders in the ordinary course of business);
(ii) contract, arrangement, commitment or understanding which involves aggregate payments or receipts in excess of $10,000 that cannot be canceled on thirty
(30) days or less notice without penalty or premium or any continuing obligation or liability(except for open purchase and sales orders in the ordinary course of business); (iii) contractual obligation or contractual liability of any kind to Seller; (iv) contract, arrangement, commitment or understanding with its customers or any officer, employee, member, manager, representative or agent thereof for the repurchase of products, sharing of fees, the rebating of charges to such customers, bribes, kickbacks from such customers or other similar arrangements; (v) contract for the purchase or sale of any materials, products or supplies which contain, or which commits or will commit it for a fixed term;
(vi) contract of employment with any officer or employee not terminable at will without penalty or premium or any continuing obligation or liability; (vii) deferred compensation, bonus or incentive plan or agreement not cancelable at will without penalty or premium or any continuing obligation or liability;
(viii) management or consulting agreement not terminable at will without penalty or premium or any continuing obligation or liability; (ix) lease for real or personal property (including borrowings thereon), license or royalty agreement;
(x) union or other collective bargaining agreement; (xi) agreement, commitment or understanding relating to indebtedness for borrowed money; (xii) contract which, by its terms, requires the consent of any party thereto to the consummation of the transactions contemplated hereby; (xiii) contract containing covenants limiting the freedom of the Company to engage or compete in any line or business or with any person in any geographical area; (xiv) contract or option relating to the acquisition or sale of any business; (xv) voting trust agreement or similar stockholders' agreement;
(xvi) option for the purchase of any asset, tangible or intangible; or (xvii) other contract, agreement, commitment or understanding which materially affects any of its properties, assets or business, whether directly or indirectly, or which was entered into other than in the ordinary course of business. A true and correct copy of each of the written Listed Agreements has been delivered to Buyer. The Company has in all material respects performed all obligations required to be performed by it to date under all of the Listed Agreements, is not in default in any material respect under any of the Listed Agreements and has received no notice of any default or alleged default thereunder which has not heretofore been cured or which notice has not heretofore been withdrawn. To the knowledge of Principals, there is no material default under any of the Listed Agreements by any other party thereto or by any other person, firm or corporation bound thereunder.

         2.14 Condition of Assets.
              ---------------------
Except for normal breakdowns, servicing requirements and ordinary wear and tear, all machinery and equipment regularly used by the Company in the conduct of its business are in good operating condition and repair.

         2.15 Accounts Receivable.
              --------------------
Except as set forth in Section 2.15 of the Disclosure Letter, all of the accounts receivable reflected in the books of account of the Company in the ordinary course of its business (net of reserves for bad debts, if any) are from the sale of services or goods, and the Principals do not know or have reason to know, of any valid defense or right of set-off to the rights of the Company to collect such accounts receivable in the full amounts shown on such books of account. The inventories of the Company are and will be substantially in usable and saleable condition.

         2.16 Permits and Licenses.
              ---------------------
To the knowledge of the Principals, the Company has all permits, licenses, orders and approvals of all federal, state, local and foreign governmental or regulatory bodies required of it to carry on its business as presently conducted; all such other permits, licenses, orders, franchises and approvals are in full force and effect, and no suspension or cancellation of any of such other permits, licenses, etc. is threatened; and the Company is in compliance in all material respects with all applicable requirements, standards and procedures of the federal, state, local and foreign governmental bodies which have issued such permits, licenses, orders, franchises and approvals.

         2.17 Environmental Matters.
              -----------------------

         (a) The Company is in compliance and at all times has been in compliance with and not liable under all Environmental Requirements in all material respects.

         (b) The Company has not received any actual or, to the knowledge of the Principals, any threatened order, notice, citation, directive, inquiry, summons, warning or other written communication from (i) any governmental authority or private citizen acting in the public interest, or (ii) any private citizen or entity, that relates to any actual or potential violation of, or liability under, any Environmental Requirement.

         (c) There are no pending or, to the knowledge of the Principals, threatened claims or Encumbrances arising under Environmental Requirements relating to or affecting any real property currently or formerly owned or leased by the Company.

         (d) The Company does not have any liabilities under Environmental Requirements with respect to (i) any real property currently or formerly owned or leased by the Company, or (ii) any real property hydrologically down gradient from or adjacent to any such property.

         (e) There are no Hazardous Materials present on, in or under any real property currently or formerly owned or leased by the Company, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, lagoons, basins, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, or deposited or located in soil, ground water, surface water, sumps or any other location, or incorporated into any structure therein or thereon.

         (f) There has been no actual or alleged release or threat of release of any Hazardous Materials at or from any real property currently or formerly owned or leased by the Company, or at or from any other locations, including waste disposal or treatment facilities, where any Hazardous Materials generated, manufactured, refined, transferred, produced, imported, used or processed by the Company or for which the business arranged for the transfer treatment or disposal, came or have come to be located.

         (g) The Company does not own or operate, and has not owned or operated, any underground storage tanks.

         (h) The Company has not generated, disposed of, stored, or treated Hazardous Materials, or arranged for the transport for disposal or treatment of Hazardous Materials, except in compliance with Environmental Requirements.

         (i) The transaction contemplated by this Agreement will not trigger nor has it triggered any obligation under the Environmental Requirements to make a filing, provide a deed notice, provide disclosure or take any other action, or in the event that any such transaction-triggered obligation does arise or has arisen under any Environmental Requirement, all such actions required thereby have been taken.

         For purposes of this Agreement, the following terms shall have the following meanings:

         The term "Hazardous Materials" means any material, substance or constituent, including any PCBs, pollutants, solid wastes, explosive or regulated radioactive materials or substances, hazardous or toxic materials, substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous substances pursuant to Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. ss.ss. 9601 et seq.), as amended ("CERCLA"), that, whether by its nature or its use, is subject to regulation under, or forms the basis for liability under, any Environmental Requirement.

         The term "Environmental Requirement" means current or future obligations, duties or requirements arising out of or related to any laws, ordinances, statutes, codes, rules, regulations, orders, judicial decisions, judgments, decrees, governmental restrictions, directives, policies, guidelines, permits or licenses addressing environmental, health or safety issues or requirements of or by any federal, state or local government agency, including but not limited to, CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. ss.ss. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. ss.ss. 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. ss.ss. 2601 et seq.) the Clean Air Act (42 U.S.C. ss.ss. 7401 et seq.), the Federal Water Pollution Control Act (32 U.S.C. ss.ss. 1251 et seq.) and the Safe Drinking Water Act (32 U.S.C. ss.ss. 300f et seq.), in each case as may be amended from time to time, any regulation pursuant to any of the above laws, and including, but not limited to, any obligations, duties or requirements arising out of or related to Hazardous Materials under common law or foreign law.

         2.18 Banking Arrangements.
              --------------------
Section 2.18 of the Disclosure Letter sets forth (i) each bank or lending institution with which the Company has an account and sets forth the related account numbers, credit line or safety deposit box, and a brief description of each such account, credit line or safety deposit box, including the names of all persons currently authorized to draw thereon or having access thereto; and
(ii) the names of all persons, if any, now holding powers of attorney from the Company and a summary statement of the terms thereof.

         2.19 Interest in Assets.
              ------------------
Neither such Seller nor any affiliate thereof owns any property or rights, tangible or intangible, used in or related, directly or indirectly, to the business of the Company.

         2.20 Employee Benefit Plans.
              ----------------------
Except as set forth in Section 2.20 of the Disclosure Letter, the Company does not maintain or make any employer contributions under any "pension" or "welfare" benefit plans, as such term is defined by the Employee Retirement Income Security Act of 1974, as amended.

         2.21 No Breach.
              ---------
Neither the execution and delivery of this Agreement nor compliance by such Seller with any of the provisions hereof, nor the consummation of the transactions contemplated hereby, will:

         (a) violate or conflict with any provision of the Certificate of Organization or Operating Agreement of the Company;

         (b) violate or, alone or with notice or the passage of time, result in the material breach or termination of, or otherwise give any contracting party the right to terminate, or declare a default under, the terms of any agreement or other document or undertaking, oral or written to which the Company or such Seller is a party or by which any of them or any of their respective properties or assets may be bound (except for such violations, conflicts, breaches or defaults as to which required waivers or consents by other parties have been, or will, prior to the Closing, be obtained);

         (c) result in the creation of any lien, security interest, charge or Encumbrance upon any of the properties or assets of the Company pursuant to the terms of any such agreement or instrument;

         (d) violate any judgment, order, injunction, decree or award against, or binding upon, the Company, or such Seller or upon its respective properties or assets; or

         (e) violate any law or regulation of any jurisdiction relating to the Company, its securities, assets or properties.

         2.22 Brokers.
              -------
All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on directly with Buyer and by the Company and Sellers, without the intervention of any broker, finder, investment banker or other similar third party. Such Seller has not engaged, consented to, or authorized any broker, finder, investment banker or other third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement, and such Seller agrees to indemnify Buyer against, and to hold it harmless from any claim for brokerage or similar commissions or other compensation which may be made against Buyer by any third party in connection with any of the transactions contemplated hereby which claim is based upon any action by such Seller.

         2.23 Change of Name.
              --------------
The Company has not conducted business under anyother name during the past three
(3) years.

         2.24 Untrue or Omitted Facts.
              ------------------------
No representation, warranty or statement by such Seller in this Agreement contains any knowingly untrue statement of a material fact, or omits to state a fact known to them to be necessary in order to make such representations, warranties or statements not materially misleading. Without limitation of the foregoing, there is no fact known to such Seller that has had, or which may be reasonably expected to have, a materially adverse effect on the Company or any of its assets, properties, operations or businesses that has not been disclosed in writing to Buyer or known to Buyer or that should have been known or discovered by Buyer through its due diligence and inspection of the books and records of Company.

                                   ARTICLE III

                     REPRESENTATION AND WARRANTIES OF BUYER
                     ---------------------------------------

         Except as set forth in the SEC Reports (defined herein) filed prior to the date hereof which are publicly available in the Electronic Gathering, Analysis and Retrieval

(EDGAR) database of the Securities and Exchange
Commission ("SEC"), Buyer, jointly and severally, makes the following representations and warranties to Sellers (and Sellers, in executing, delivering and consummating this Agreement, have relied and will rely upon the correctness and completeness of each of such representations and warranties):

         3.1 Valid Corporate Existence; Qualification.
             ----------------------------------------
Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the corporate power to carry on its business as now conducted and to own its assets. Buyer is not qualified to conduct business as a foreign corporation in any jurisdiction, there being no jurisdiction in which failure to qualify would have a material adverse effect on Buyer and its assets, properties or business, and there has not been any claim by any jurisdiction to the effect Buyer is required to qualify or otherwise be authorized to do business as a foreign corporation therein. The copies of the Certificate of Incorporation (as certified by the Secretary of the State of Delaware) and By-Laws (as certified by the Secretary of Buyer, as the case may be) of Buyer, as amended to date, which will be delivered to Buyer at or prior to the Closing, if requested, are true and complete copies of those documents as now in effect.

          3.2 Capitalization.
              --------------
The authorized capital stock of Parent consists of 50,000,000 shares, par value $0.0001 per share, of which 23,247,407 are issued and outstanding (the "Outstanding Shares"). Parent has issued and has outstanding options for the purchase of 4,036,500 shares of common stock of Parent. Upon delivery to the Sellers at the Closing of the certificates representing the Issued Shares or evidence of the same satisfactory to Sellers,and upon Parent's receipt of the membership interests of the Company, the Issued Shares will be duly authorized and validly issued and outstanding, fully paid and non-assessable, and will be issued in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, and Sellers shall receive good and marketable title to the Issued Shares, and the Issued Shares will be owned by Sellers, free and clear of all Encumbrances. As of the Closing and immediately thereafter, the Outstanding Shares and the Issued Shares will constitute all of the issued and outstanding shares of the Parent's capital stock, will be duly authorized and validly issued and outstanding, fully paid and non-assessable, and will have been issued free and clear of any preemptive or similar rights. There are no subscriptions, options, warrants, rights or calls or other commitments or agreements to which Buyer is a party or by which it is bound, calling for the issuance, transfer, sale or other disposition of any class of securities of Parent. There are no outstanding securities of Buyer convertible or exchangeable, actually or contingently, into shares of capital stock or any other securities of Parent.

          3.3 Consents.
              --------
No consents of governmental and other regulatory agencies, foreign or domestic, and of other third parties is required to be received by or on the part of Buyer to enable it to enter into and carry out this Agreement in all material respects.

          3.4 Corporate Authority; Binding Nature of Agreement; etc.
              -----------------------------------------------------
Buyer has the corporate power to enter into this Agreement and to carry out its obligations hereunder.

The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Buyer prior to the Closing. No other corporate or stockholder proceedings on the part of Buyer are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms.

          3.5      No Breach.
                   ---------
Neither the execution and delivery of this Agreement norcompliance by Buyer with any of the provisions hereof nor the consummation of the transactions contemplated hereby, will:

         (a) violate or conflict with any provision of the Certificate of Incorporation or By-laws of Buyer;

         (b) violate or, alone or with notice or the passage of time, result in the material breach or termination of, or otherwise give any contracting party the right to terminate, or declare a default under, the terms of any agreement or other document or undertaking, oral or written to which Buyer or any of Buyer stockholders is a party or by which any of them or any of their respective properties or assets may be bound (except for such violations, conflicts, breaches or defaults as to which required waivers or consents by other parties have been, or will, prior to the Closing, be obtained);

         (c) result in the creation of any lien, security interest, charge or Encumbrance upon any of the properties or assets of Buyer pursuant to the terms of any such agreement or instrument;

         (d) violate any judgment, order, injunction, decree or award against, or binding upon, Buyer or upon their respective properties or assets; or

         (e) violate any law or regulation of any jurisdiction relating to Buyer, its securities, assets or properties.

         3.6 Environmental Matters.
             ---------------------

         (a) Buyer is in compliance and at all times has been in compliance with and not liable under all Environmental Requirements in all material respects.

         (b) Buyer has not received any actual or, to the knowledge of Buyer, any threatened order, notice, citation, directive, inquiry, summons, warning or other written communication from (i) any governmental authority or private citizen acting in the public interest, or (ii) any private citizen or entity, that relates to any actual or potential violation of, or liability under, any Environmental Requirement.

         (c) Buyer possesses and has possessed all permits, licenses, certificates, franchises and other authorizations relating to Environmental Requirements necessary to conduct its business. Buyer is in compliance with and at all times has been in compliance with all permits, licenses, certificates, franchises and other authorizations relating to Environmental Requirements necessary to conduct its business.

         (d) Buyer has provided to Sellers a true and complete listing of all reports, studies, analyses, tests, monitoring or sampling results, notices, memoranda or other documents, if any, possessed or initiated by the Company pertaining to (i) Hazardous Materials used by the company or in, on or under any real property owned or leased by the Company, and/or (ii) compliance or non-compliance of the Company with Environmental Requirements. To the knowledge of the Buyer, no document of the type described in the first sentence of this subsection has been destroyed or discarded.

         (e) There are no pending or, to the knowledge of Buyer, threatened claims or Encumbrances arising under Environmental Requirements relating to or affecting any real property currently or formerly owned or leased by Buyer.

         (f) Buyer does not have any liabilities under Environmental Requirements with respect to (i) any real property currently or formerly owned or leased by Buyer, or (ii) any real property hydrologically down gradient from or adjacent to any such property.

         (g) There are no Hazardous Materials present on, in or under any real property currently or formerly owned or leased by Buyer, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, lagoons, basins, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, or deposited or located in soil, ground water, surface water, sumps or any other location, or incorporated into any structure therein or thereon.

         (h) There has been no actual or alleged release or threat of release of any Hazardous Materials at or from any real property currently or formerly owned or leased by Buyer, or at or from any other locations, including waste disposal or treatment facilities, where any Hazardous Materials generated, manufactured, refined, transferred, produced, imported, used or processed by Buyer or for which the business arranged for the transfer treatment or disposal, came or have come to be located.

         (i) Buyer does not own or operate, and has not owned or operated, any underground storage tanks.

         (j) Buyer has not generated, disposed of, stored, or treated Hazardous Materials, or arranged for the transport for disposal or treatment of Hazardous Materials, except in compliance with Environmental Requirements.

         (k) The transaction contemplated by this Agreement will not trigger nor has it triggered any obligation under the Environmental Requirements to make a filing, provide a deed notice, provide disclosure or take any other action, or in the event that any such transaction-triggered obligation does arise or has arisen under any Environmental Requirement, all such actions required thereby have been taken.

         3.7 Agreements and Obligations; Performance.
            ----------------------------------------
Buyer is not party to, or bound by any: (i) written or oral agreement or other contractual commitment, understanding or obligation which involved aggregate payments or receipts in excess of $10,000 (except for open purchase and sales orders in the ordinary course of business); (ii) contract, arrangement, commitment or understanding which involves aggregate payments or receipts in excess of $10,000 that cannot be canceled on thirty (30) days or less notice without penalty or premium or any continuing obligation or liability (except for open purchase and sales orders in the ordinary course of business); (iii) contract, arrangement, commitment or understanding with its customers or any officer, employee, stockholder, director, representative or agent thereof for the repurchase of products, sharing of fees, the rebating of charges to such customers, bribes, kickbacks from such customers or other similar arrangements;
(iv) contract for the purchase or sale of any materials, products or supplies which contain, or which commits or will commit it for a fixed term; (v) contract of employment with any officer or employee not terminable at will without penalty or premium or any continuing obligation or liability; (vi) deferred compensation, bonus or incentive plan or agreement not cancelable at will without penalty or premium or any continuing obligation or liability; (vii) management or consulting agreement not terminable at will without penalty or premium or any continuing obligation or liability; (viii) lease for real or personal property (including borrowings thereon), license or royalty agreement;
(ix) union or other collective bargaining agreement; (x) agreement, commitment or understanding relating to indebtedness for borrowed money; (xi) contract which, by its terms, requires the consent of any party thereto to the consummation of the transactions contemplated hereby; (xii) contract containing covenants limiting the freedom of Buyer to engage or compete in any line or business or with any person in any geographical area; (xiii) contract or option relating to the acquisition or sale of any business; (xiv) voting trust agreement or similar stockholders' agreement; (xv) option for the purchase of any asset, tangible or intangible; or (xvi) other contract, agreement, commitment or understanding which materially affects any of its properties, assets or business, whether directly or indirectly, or which was entered into other than in the ordinary course of business (collectively, the "Buyer Agreements"). A true and correct copy of each of the written Buyer Agreements has been delivered to Sellers. Buyer has in all material respects performed all obligations required to be performed by it to date under all of Buyer Agreements, is not in default in any material respect under any of Buyer Agreements and has received no notice of any default or alleged default thereunder which has not heretofore been cured or which notice has not heretofore been withdrawn. To the knowledge of Buyer, there is no material default under any of Buyer Agreements by any other party thereto or by any other person, firm or corporation bound thereunder.

         3.8 Intellectual Property.
             ---------------------
Buyer owns or otherwise has right, title and interest in and to all of its Intellectual Property Rights used in the operation of its business, free and clear of all Encumbrances. Buyer (i) to its knowledge, has not infringed or otherwise violated any Intellectual Property Rights or other proprietary rights of any third party in the conduct of its business and (ii) has not received written notice regarding any actual or potential infringement or misappropriation of any Intellectual Property Rights of any third party in the conduct of its business. As of the date hereof, no actions are pending or, to the knowledge of Buyer, threatened against Buyer and Buyer has not received written notice from any third party asserting or challenging the ownership or validity of any of its Intellectual Property Rights. Buyer has no knowledge of any third party that is infringing or otherwise violating its Intellectual Property Rights. For purposes of this Agreement, "Intellectual Property Rights" shall mean with respect to any person common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors' certificates, (ii) copyrights copyright registrations and copyright applications and mask work rights and mask work registrations, (iii) trade and industrial secrets and rights in confidential information, (iv) any other proprietary rights relating or with respect to the protection of technology, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable), and (vii) the right to enforce and recover damages for the infringement or misappropriation of any of the foregoing.

         3.9 Brokers.
             -------
All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on directly by Buyer with the Company and Sellers, without the intervention of any broker, finder, investment banker or other third party. Buyer has not engaged, consented to, or authorized any broker, finder, investment banker or other third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the merger and the transactions contemplated by this Agreement, and Buyer agrees to indemnify and to hold harmless the Company and Sellers from and against any claim for brokerage or similar commission or other compensation which may be made against the Company or Sellers by any third party in connection with any of the transactions contemplated hereby, which claim is based upon any action by Buyer.

         3.10 Untrue or Omitted Facts.
              -----------------------
No representation, warranty or statement by Buyer in this Agreement contains any untrue statement of a material fact, or omits or will omit to state a fact necessary in order to make such representations, warranties or statements not materially misleading. Without limitation of the foregoing, there is no fact known to Buyer, after reasonable inquiry, that has had, or which may be reasonably expected to have, a materially adverse effect on Buyer or any of its assets, properties, operations or businesses and that has not been disclosed in writing to the Company.

         3.11 SEC Reports.
              -----------
Buyer has filed all registration statements, forms, reports and documents with the SEC that have been required to be filed by it under applicable laws since December 31, 2004, and Buyer will file after the date hereof and prior to Closing all registration statements, forms, reports and documents with the SEC that are required to be filed by it under applicable law on or prior to such time (collectively, the "SEC Reports"). Buyer has filed all SEC Reports on a timely basis and has complied, or will comply, in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, each as in effect on the date such SEC Report was, or will be, filed. True and correct copies of all SEC Reports filed prior to the date hereof are publicly available in the EDGAR database of the SEC. As of its filing date
(and, in the case of registrations statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), each SEC
Report did not and will not contain
any untrue statement of material fact required to be stated in each such SEC Report or necessary in order to make the statements made therein not misleading.


                                   ARTICLE IV

                     CONDITIONS PRECEDENT TO THE OBLIGATION
                              OF THE BUYER TO CLOSE
                              ---------------------

         The obligation of Buyer to enter into and complete the Closing is subject to the fulfillment, prior to or on the Closing Date (defined herein), of each of the following conditions, any one or more of which may be waived by Buyer (except when the fulfillment of such condition is a requirement of law):

         4.1 Representations and Warranties.
             ------------------------------
All representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects as of the Closing Date, as if made at the Closing and as of the Closing Date.

         4.2 Covenants.
             ---------
Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or at the Closing.

         4.3 No Actions.
             ----------
No action, suit, proceeding or investigation shall have been instituted, or be continuing before a court or before or by a governmental body or agency, or shall have been threatened and be unresolved, to restrain or to prevent or to obtain damages in respect of, the carrying out of the transactions contemplated hereby, or which might materially affect the right of Parent to own the membership interests of the Company or to operate or control the assets, properties and business of the Company after the Closing Date, or which might have a materially adverse effect thereon.

         4.4 Consents; Licenses and Permits.
             ------------------------------
Sellers shall have obtained all consents, licenses and permits of third parties necessary for the performance by them of all of their obligations under this Agreement.

         4.5 Certificate.
             -----------
Buyer shall have received a certificate dated the Closing Date, signed by Sellers or a authorized representative thereof as to the satisfaction of the conditions contained in Sections 4.1 and 4.2.

         4.6 Additional Documents.
             --------------------
Sellers shall have delivered all such other certificates and documents as Buyer or its counsel may have reasonably requested.

                                    ARTICLE V

                     CONDITIONS PRECEDENT TO THE OBLIGATION
                       OF THE COMPANY AND SELLER TO CLOSE
                       ----------------------------------

         The obligation of Sellers to enter into and complete the Closing is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions, any one or more of which may be waived by Sellers (except when the fulfillment of such condition is a requirement of law):

         5.1 Representations and Warranties.
             ------------------------------
All representations and warranties of Buyer and contained in this Agreement shall be true and correct in all material respects as of the Closing Date, as if made at the Closing and as of the Closing Date.

         5.2 Covenants.
             ---------
Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with each of them prior to or at the Closing.

         5.3 No Actions.
             ----------
No action, suit, proceeding, or investigation shall have been instituted, or be continuing, before a court or before or by a governmental body or agency, or have been threatened, and be unresolved, by any governmental body or agency to restrain or prevent, or obtain damages in respect of, the carrying out of the transactions contemplated hereby.

         5.4 Certificate.
             -----------
Sellers shall have received a certificate dated the Closing Date, signed by the President and Secretary of Buyer as to the satisfaction of the conditions contained in Sections 5.1 and 5.2.

         5.5 Additional Documents. Buyer shall have delivered all such certified resolutions, certificates and documents with respect to Buyer as the Company, Sellers or their counsel may have reasonably requested.

         5.6 Approval of Counsel.
             -------------------
All actions, proceedings, instruments and documents required to carry out this Agreement or incidental thereto, and all other related legal matters, shall have been approved as to form and substance by counsel to the Company and Sellers, which approval shall not be unreasonably withheld or delayed.

                                   ARTICLE VI

                                     CLOSING

         6.1 Location.
             --------
The consummation of the transactions contemplated by this Agreement (collectively, the "Closing") shall take place upon the execution of this Agreement. The date and time of the Closing shall be referred to as the "Closing Date."

         6.2 Items to be Delivered by the Company and Seller.
             -----------------------------------------------
At the Closing, the Company and Sellers will deliver or cause to be delivered to Buyer the items set forth in Article IV hereof.

         6.3 Items to be Delivered by Buyer.
             ------------------------------
At the Closing, Buyer will deliver or cause to be delivered to Sellers the following:

         (a) those items set forth in Article V hereof;

         (b) certificates representing the Issued Shares or evidence of the same satisfactory to Sellers; and

         (c) distributions from the First Capital Installment of new common equity.

                                   ARTICLE VII

                           SURVIVAL OF REPRESENTATIONS
                            --------------------------

         7.1 Survival.
             --------
The parties hereto agree that their respective representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing for a term of twelve (12) months with the exception of those regarding taxes set forth in Section 2.9, which representations shall survive until thirty (30) days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing survival periods or any other provisions of this Agreement, (i) Sellers shall not be liable for any claim, liability, loss, expense, award, judgment or penalty (including reasonable attorney's fees) (each, a "Loss" and collectively, "Losses") incurred by Buyer with respect to breaches of representations, warranties, covenants or other agreements set forth in this Agreement unless the aggregate Losses related to one set of circumstances for which indemnification is sought exceeds Five Thousand Dollars ($5,000.00); (ii) Sellers shall not be liable for any claim with respect to breaches of representations, warranties, covenants or other agreements set forth in this Agreement unless the aggregate amount of Losses exceeds one percent (1%) of the Purchase Price and then only to the extent of the excess of the aggregate amount of Losses over such amount; and (iii) the maximum amount of indemnifiable Losses that may be recovered by Buyer in the aggregate shall not exceed five percent (5%) of the Purchase Price. In no event shall any Seller be liable in respect of aggregate Losses for which there is a claim under this
Section 7.1 in excess of such Seller's pro rata share as set forth on Schedule
A of the Disclosure Letter.

         7.2 Rights Without Prejudice.
             ------------------------
The rights of the parties under this Article VII are without prejudice to any other rights or remedies that it may have by reason of this Agreement or as otherwise provided by law.

                                  ARTICLE VIII

                                     WAIVER
                                     ------

         8.1 Waiver.
             ------
Any condition to the performance of Sellers or Buyer which legally may be waived on or prior to the Closing Date may be waived at any time by the party entitled to the benefit thereof by action taken or authorized by an instrument in writing executed by the relevant party or parties. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party as a later time to enforce the same. No waiver by any party of the breach of any term, covenant, representation or warranty contained in this Agreement as a condition to such party's obligations hereunder shall release or affect any liability resulting from such breach, and no waiver of any nature, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of any breach of any other term, covenant, representation or warranty of this Agreement.

                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS
                            -------------------------

         9.1 Expenses.
             --------
             Each of the parties hereto shall bear his or its own expenses in connection herewith.


         9.2 Confidential Information.
             ------------------------
Each party agrees that such party and its representatives will hold in strict confidence all information and documents received from the other parties and, if the transactions herein contemplated shall not be consummated, each party will continue to hold such information and documents in strict confidence and will return to such other parties all such documents (including the exhibits attached to this Agreement and the documents and instruments referred to herein or required to be delivered simultaneously herewith or at the Closing) then in such receiving party's possession without retaining copies thereof; provided, however, that each party's obligations under this Section 9.2 to maintain such confidentiality shall not apply to any information or documents that are in the public domain at the time furnished by the others or that become in the public domain thereafter through any means other than as a result of any act of the receiving party or of its agents, officers, directors or stockholders which constitutes a breach of this Agreement, or that are required by applicable law to be disclosed. The parties agree that the remedy at law for any breach of this
Section 9.2 will be inadequate and a non-breaching party will be entitled to injunctive relief to compel the breaching party to perform or refrain from action required or prohibited hereunder.

         9.3 Modification, Termination or Waiver.
             -----------------------------------
This Agreement may be amended, modified, superseded or terminated, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by a written instrument executed by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same.

         9.4 Publicity.
             ---------
The parties agree that no publicity, release or other public announcement concerning the transactions contemplated by this Agreement shall be issued by either party without the advance approval of both the form and substance of the same by the other party and its counsel, which approval, in the case of any publicity, release or other public announcement required by applicable law, shall not be unreasonably withheld or delayed.

         9.5 Notices.
             -------
Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, postage prepaid, and shall be deemed given when so delivered personally, or if mailed, two days after the date of mailing, as follows:

         If to Buyer, to:           Mr. Andrew Mazzone
                                    Mr. James Zimbler
                                    XIOM Corp.
                                    78 Lamar Street
                                    West Babylon, NY 11704

         With a copy to :           M. David Sayid, Esq.
                                    Sayid and Associates LLP
                                    408 West 57th Street, Ste. 8E
                                    New York, NY  10019

         If to Sellers, to:         Mr. Michael D. Parrish
                                    Equisol, LLC
                                    Four Tower Bridge
                                    200 Barr Harbor Drive, Suite 400
                                    West Conshohocken, PA  19428

         With a copy to :           Michael J. Tierney, Esq.
                                    Dilworth Paxson LLP
                                    1500 Market Street
                                   Suite 3500E
                                    Philadelphia, PA 19102

         The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice of any such change in the manner provided herein for giving notice.

         9.6 Binding Effect and Assignment.
            ------------------------------
This Agreement shall be binding upon and inure to the benefit of the successors and assigns or heirs and personal representatives of the parties hereto, as the case may be; provided, however, that no assignment of any rights or delegation of any obligations provided for herein may be made by any party without the express written consent of the other parties.

         9.7 Entire Agreement.
             ----------------
This Agreement (including exhibits annexed hereto and the documents and instruments referred to herein or required to be delivered simultaneously herewith or at the Closing) contains the entire agreement between the parties with respect to the subject matter hereof.

         9.8 Exhibits.
             --------
All exhibits annexed hereto and the documents and instruments referred to herein or required to be delivered simultaneously herewith or at the Closing are expressly made a part of this Agreement as fully as though completely set forth herein, and all references to this Agreement herein or in any of such exhibits, documents, or instruments shall be deemed to refer to and include all such exhibits, documents and instruments.

         9.9 Governing Law.
             -------------
This Agreement shall be governed by, and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within that State, excluding the choice of law rules thereof.

         9.10 Counterparts.
              ------------
This Agreement may be executed in counterparts, and exchanged in original, by facsimile transmission, or in Portable Document Format (PDF), each of which shall be deemed to be an original, but which together shall constitute one and the same instrument. Any party providing its signature by facsimile transmission or PDF shall promptly forward to the other party an original signed copy of this Agreement. Each party shall be bound by this Agreement notwithstanding that original copies of the Agreement may not be exchanged in accordance with this Section.

         9.11 Section Headings.
              ----------------
The section headings contained in this Agreement are inserted for conveniences of reference only and shall not affect the meaning or interpretation of this Agreement.


                            [SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the execution of this Membership Interest Purchase Agreement as of the date first above written.


BUYER

ENVIRONMENTAL INFRASTRUCTURE HOLDINGS CORP.




                                        By: /s/ Andrew B. Mazzone
                                            ---------------------------------

                                              Name:  Andrew B. Mazzone
                                              Title:     President & CEO


XIOM CORP.





                                        By: /s/ Andrew B. Mazzone
                                            ---------------------------------

                                              Name:  Andrew B. Mazzone
                                              Title:     President & CEO








           [Signature Page to Membership Interest Purchase Agreement]

SELLERS

                                            /s/ Michael D. Parrish
                                            ------------------------------------
                                            Michael D. Parrish


                                            /s/ Kurt M. Given
                                            ------------------------------------
                                            Kurt M. Given


                                            /s/ Dana J. Militello
                                            ------------------------------------
                                            Dana J. Militello


                                            /s/ Michael A. Cooper
                                            ------------------------------------
                                            Michael A. Cooper


                                            /s/ William F. Verona
                                            ------------------------------------
                                            William F. Verona


                                            /s/ Kristen N. Gibson
                                            ------------------------------------
                                            Kristen M. Gibson


                                            /s/ Donald G. Gibson
                                            ------------------------------------
                                            Donald G. Gibson


                                            /s/ Charles R. Segear, Sr.
                                            ------------------------------------
                                            Charles R. Segear, Sr.


                                            /s/ Samantha Holy
                                            ------------------------------------
                                            Samantha Holy


                                            /s/ Raymond Sobieski
                                            ------------------------------------
                                            Raymond Sobieski


                                            /s/ Kent W. Andrews
                                            ------------------------------------
                                            Kent W. Andrews

           [Signature Page to Membership Interest Purchase Agreement]

                                            /s/ Warren F. Geiger
                                            ------------------------------------
                                            Warren F. Geiger


                                            /s/ Randy O. Brown
                                            ------------------------------------
                                            Randy O. Brown


                                            /s/ O. Neil Smith
                                            ------------------------------------
                                            O. Neil Smith


                                            /s/ Rebecca Hebert
                                            ------------------------------------
                                            Rebecca Hebert









           [Signature Page to Membership Interest Purchase Agreement]

NOTEHOLDER


                                            /s/ Kenneth M. Given
                                            ------------------------------------
                                            Kenneth M. Given










           [Signature Page to Membership Interest Purchase Agreement]

                                                                    EXHIBIT 99.1

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of common stock of Environmental Infrastructure Holdings Corp. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:   December 7, 2009


                                              /s/      Michael D. Parrish
                                              ----------------------------------
                                              Michael D. Parrish



                                              /s/      Kurt M. Given
                                              ----------------------------------
                                              Kurt M. Given